Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SoNo 1420 Artisan Distillers, Inc.
19 Day Street
Norwalk, CT 06854-4908
https://sono1420.com/

Up to $1,234,997.81 in Common Stock at $2.81
Minimum Target Amount: $14,999.78

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: SoNo 1420 Artisan Distillers, Inc.
Address: 19 Day Street, Norwalk, CT 06854-4908
State of Incorporation: DE
Date Incorporated: October 31, 2022

Terms:

Equity

Offering Minimum: $14,999.78 | 5,338 shares of Common Stock
Offering Maximum: $1,234,997.81 | 439,501 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.81
Minimum Investment Amount (per investor): $348.44

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

<u>Reservation TTW Page Bonus | 10% Bonus Shares</u>

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

<u>Time-Based Perk</u>

Early Bird 1

Invest $1,000+ within the first two weeks of the offering period and receive 5% bonus shares.

Early Bird 2

Invest $5,000+ within the first two weeks of the offering period and receive 10% bonus shares

Early Bird 3

Invest $10,000+ within the first two weeks of the offering period and receive 15% bonus shares

Early Bird 4

Invest $20,000+ within the first two weeks of the offering period and receive 20% bonus shares

Early Bird 5

Invest $50,000+ within the first two weeks of the offering period and receive 25% bonus shares.

<u>Mid-Campaign</u>

Mid-Campaign 1

Invest $5,000+ between August 12th and August 19th and receive 10% bonus shares.

<u>Mid-Campaign 2</u>

Invest $5,000+ between September 9th and September 16th and receive 10% bonus shares.

<u>Amount-Based Perks</u>

Bronze 1

Invest $348+ and receive a Threesome Gift Box.

Bronze 2

Invest $1,000+ and receive one bottle each of our Vo Vodka and Lemon Vodka.

Silver

Invest $2,500+ and receive a 1420 Special Reserve Bourbon Luxury gift box + 10% discount code off all online purchases for 1 year.

Gold

Invest $5,000+ and receive a 1420 Special Reserve Bourbon Luxury gift box + 10% discount code off all online purchases for 1 year + 5% Bonus Shares.

Double Gold

Invest $10,000+ and receive a 1420 Full Proof Bourbon Luxury Gift Box + 10% discount code off all online purchases for 1 year + 10% Bonus Shares.

Platinum

Invest $25,000+ and receive an engraved bottle of Full Proof Bourbon Luxury Gift Box + 10% discount code off all online purchases for 1 year + 20% Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

SoNo 1420 will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you are a StartEngine shareholder and you buy 1,000 shares of Common Stock at $2.81 / share, you will receive an additional 100 shares of Common Stock, meaning you'll own 1,100 shares for $2,810.

This 10% bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

<u>Important Details</u>

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. However, eligible Investors will also receive the Venture Club Bonus and the Reservation Bonus in addition to the aforementioned bonuses. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

The Company and its Business

Company Overview

SoNo 1420 America's Maritime Distillery is a veteran-owned and operated company producing ultra-premium, differentiated, great-tasting, and highly competitive spirits from four award-winning brands.

SoNo 1420, AKA America's Maritime Distillery, produces innovative and double gold medal-winning spirits influenced by and aged within our New England coastal climate. Our veteran-owned and operated distillery is best known for our four ultra-premium brand whiskeys, vodkas, and ready-to-drink vodka-based cocktails, as well as our uniquely original

Threesome® Ready-to-Mix Cocktails and botanical gins.

Located in historic Maritime South Norwalk on the Connecticut shoreline, we believe we are one of America's first distilleries to incorporate milled hemp seed into our whiskey mashbills, resulting in exceptional, quality taste and an exquisitely smooth flavor profile.

The Company was originally incorporated as a Connecticut limited liability company on September 20, 2016. On October 31, 2022, the Company converted to a Delaware corporation under the name SoNo 1420 Artisan Distillers, Inc.

Competitors and Industry

Market & Industry

SoNo 1420 has four spirits brands:

1. 1420 Flagship Whiskeys

2. Premium Vodkas

3. Flavored Whiskey

4. Ready-to-Drink Cocktails

The total addressable markets (TAM) for these categories are:

1. U.S. Bourbon:

The U.S. bourbon market continues to experience significant growth. As of recent estimates, the market is in 2023 was valued at around $9.6 billion and is projected to continue its upward trajectory due to increasing demand for premium and high-quality bourbon. Sources: Future Insights, The Insight Partners.

2. Premium Vodkas:

As of 2023, the global premium vodka market is valued at approximately $18 billion. The market is driven by a growing preference for high-quality spirits and innovative flavors among consumers. In the U.S., the premium vodka segment accounts for a substantial portion of this global value. Source: Shopify.

3. Flavored Whiskey:

The global market for flavored whiskey is estimated to be around $28.08 billion in 2023, with a projected growth to $57.05 billion by 2033, driven by the increasing popularity among younger consumers and the rising trend of cocktail culture. Sources: The Insight Partners, Future Insights..

4. Ready-to-Drink Cocktails:

The ready-to-drink (RTD) cocktail market has seen a surge in demand, particularly during and after the COVID-19 pandemic. The global market size is estimated to be approximately $30.5 billion in 2023 and is expected to grow significantly in the coming years due to convenience and variety offered by these products. Source: Shopify.

These market values reflect the growing consumer trends and preferences towards premium and convenient beverage options across these categories.

The combined TAM for the Company is therefore $86.18 billion. Expected growth in these markets is 9.5% CAGR from 2023 - 2028.

Business

Our SoNo 1420 Maritime Distillery is continually innovating to produce award-winning, highly differentiated, and competitive spirits for consumers of whiskey, flavored bourbon, vodka, and gin representing a multi-billion-dollar spirits market opportunity. Our products cover four distinct market segments:

1. Ultra-Premium Whiskey

1420 Flagship Whiskeys: Winners of Double Gold and Gold Medals from the prestigious San Francisco World Spirits Competition (SFWSC). We offer five different bourbons and a rye, including our Double Gold Medal-winning 1420 Full Proof Bourbon and our 1420 Finished at Sea. All our whiskeys are aged adjacent to the South Norwalk, CT harbor and are influenced by the local New England coastal climate.

2. High-End Premium Vodkas

Our Vo Vodka and Lemon Vodka were both awarded 93 Points/Excellent and Best Value ratings by the prestigious Wine

Enthusiast Magazine.

3. Flavored Whiskey

Our Blaze Cinnamon Bourbon was awarded a Double Gold Medal and received Best in Class Finalist honors in the Flavored Whiskey category from the SFWSC.

4. Cocktails: Ready-to-Drink (RTD) and Ready-to-Mix (RTM)

We have two distinctive offerings in this category RTDs and RTMs. Our RTDs are hand-crafted with real fruit juice and our award-winning vodkas and whiskeys. Both our Strawberry Lemonade Haze and Blazin' Peaches Lemonade were awarded 92 Points/Excellent ratings by Wine Enthusiast Magazine:

Our Threesome® Ready-to-Mix (RTM) cocktails define a whole new category in the RTD market; no other company offers a similar product. Our innovative packaging consists of three separate ingredients. The consumer then opens each bottle and simultaneously pours them into a glass or shaker, creating a fresh, fun, and flawless bartender-quality cocktail with every pour. Our Threesome® Negroni was awarded a Gold Medal by the SFWSC.

<u>Competitors</u>

Our competitors in the spirits market are numerous and varied, each bringing their own unique strengths and innovative products to the table. Here's an overview of who we're up against:

Large, Established Brands: Major spirits companies such as Diageo, Pernod Ricard, and Beam Suntory dominate the market with extensive portfolios across multiple spirit categories, including whiskey, vodka, gin, and RTD (Ready-to-Drink) cocktails. These giants have significant brand recognition, vast distribution networks, and substantial marketing budgets, making them formidable competitors.

Innovative Craft Distilleries: Like our SoNo 1420 Maritime Distillery, numerous craft distilleries are carving out niches by focusing on unique, high-quality, and often locally sourced products. These competitors emphasize artisanal production methods and innovative flavors, which resonate well with discerning consumers looking for something different from mainstream options.

Ready-to-Drink Cocktail Producers: The RTD segment is particularly competitive with brands like White Claw, Truly, and High Noon dominating the market. These companies have quickly adapted to consumer demand for convenience without sacrificing quality, offering a wide range of flavors and styles that cater to various preferences. They often emphasize low calorie, health-conscious options, which appeal to a broad demographic.

Premium Cocktail Mix Brands: Brands like On The Rocks and Cutwater Spirits are known for their premium, bar-quality RTD cocktails. These competitors focus on delivering an authentic cocktail experience, often using high-end ingredients and sophisticated packaging to attract consumers who are willing to pay a premium for convenience and quality.

Flavored Spirit Brands: Companies such as Fireball and Smirnoff are leading the charge in flavored spirits, attracting younger consumers with bold, novel flavors.

Overall, the competitive landscape is characterized by rapid innovation, strong brand identities, and a clear focus on meeting evolving consumer preferences. To succeed, we must continue to differentiate our products through quality, unique offerings, and effective marketing strategies that highlight what sets SoNo 1420 Maritime Distillery apart in this crowded market.

Current Stage and Roadmap

<u>Current Stage</u>

SoNo 1420's award-winning maritime distillery and open-to-the-public tasting room is located in the historic harbor town of South Norwalk, CT. Since our 2016 founding (with operations commencing in 2019), we have sought to both innovate and compellingly differentiate our spirits offerings to consumers versus our peers within the industry. We have succeeded in doing just that across the four award-winning and highly competitive spirits lines handmade in our distillery. They are:

1420 Double Gold and Gold Medal winning Flagship Whiskeys, including a Finished at Sea bourbon aged on local oyster fishing vessels plying the waters of the Long Island Sound;

Double Gold Medal Winner and Best in Class Finalist Blaze Cinnamon Bourbon Whiskey and Blazin Peaches Lemonade RTD;

Gold Medal Winning Threesome® Ready-to-Mix Cocktails, an innovative and first-of-its-kind improvement on traditional RTD cocktails; and

SoNo Vodkas ranked with 93 points and classified as "Best Buys" by Wine Enthusiast Magazine and premium RTD cocktails made with real fruit juice and our vodkas.

In addition, we have a rapidly expanding e-commerce platform and presence that allows our products to be distributed in 38 states across the country. Our best-selling products on the platform are customized engraved bottles filled with our award-winning whiskeys; the size and shape of our bottles provide the best "real estate" in the industry, highlighting elaborate etchings of almost any kind.

We have a team of professional and experienced direct sales representatives, allowing for direct, high-margin distribution of products throughout CT and NY while we have distribution partners in RI, MD, DE, DC, and NY.

Our in-house marketing responds quickly and efficiently in addressing the needs of the sales team, our distribution and retail partners, and our e-commerce platform.

Each of our five years of operational experience has experienced strong year-over-year growth, averaging 57% compound annual growth rate, with sales exceeding $1.3 million in 2023.

Roadmap

With a portfolio of award-winning products, highly experienced management, sales, and marketing teams, and fans of our products throughout the country, we will continue to increase our points of distribution, increase the velocity of sales of our products, establish our business as a "company to watch" by industry players and achieve financial success for the Company's employees and shareholders via a business producing significant cash flow and/or finding an exit via a sale of

The Team

Officers and Directors

Name: Franklin Scott Tuck

Franklin Scott Tuck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-CEO and Director
  Dates of Service: January, 2023 - Present
  Responsibilities: Co-CEO coordinating all aspects of revenue generation. Mr. Tuck does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Ranger Global Real Estate Advisors, LLC
  Title: Co-Founder and CEO
  Dates of Service: January, 2016 - February, 2023
  Responsibilities: Chief Executive Officer responsible for all business activities of the firm, in partnership with co-founder, Chief Investment Officer and West Point classmate

Name: Theodore (Ted) E. Dumbauld

Theodore (Ted) E. Dumbauld's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Co-CEO, CFO, and Director
  Dates of Service: September, 2017 - Present
  Responsibilities: Company Founder and developer of formulations for all products. Mr. Dumbauld currently receives salary compensation of $120,000 for this role.

Other business experience in the past three years:

- Employer: Simulyze, Inc.
  Title: Member, Board of Directors
  Dates of Service: December, 2012 - Present
  Responsibilities: Mr. Dumbauld is a Member of the Board of Directors.

Other business experience in the past three years:

- Employer: Curio Wellness LLC

Title: COO/EVP
Dates of Service: April, 2017 - February, 2022
Responsibilities: Chief Operating Officer

Name: Joseph W. Sutton

Joseph W. Sutton's current primary role is with Sutton Ventures Group, LLC. Joseph W. Sutton currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2022 - Present
  Responsibilities: Member of the Board of Directors. Mr. Sutton does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Sutton Ventures Group, LLC
  Title: CEO
  Dates of Service: February, 2001 - Present
  Responsibilities: CEO

Name: Stephen Scott Roth

Stephen Scott Roth's current primary role is with SRCM. Stephen Scott Roth currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2019 - Present
  Responsibilities: Board Member and Investor. Mr. Roth does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: SRCM
  Title: Managing Partner
  Dates of Service: January, 2004 - Present
  Responsibilities: Managing Partner

Other business experience in the past three years:

- Employer: First In Ventures LLC
  Title: Managing Member
  Dates of Service: January, 2020 - Present
  Responsibilities: General management and oversight

Name: Jonathan Thomas Pageler

Jonathan Thomas Pageler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: March, 2020 - Present
  Responsibilities: Serves on the board with near daily interaction with management, including formalized weekly strategy calls as well as monthly board meetings. Mr. Pageler does not currently receive salary compensation for this role.

Name: Einar Austin Seadler

Einar Austin Seadler 's current primary role is with EAS Advisors LLC. Einar Austin Seadler currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2023 - Present
  Responsibilities: Investor and Member of the Board of Directors. Mr. Seadler does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: EAS Advisors LLC
  Title: Founder/Owner
  Dates of Service: March, 2016 - Present
  Responsibilities: Mr. Seadler consults on a part-time basis for clients of all sizes and sectors who seek help with growing, improving, or turning around their business

Other business experience in the past three years:

- Employer: Store Capital
  Title: Board Member
  Dates of Service: February, 2016 - February, 2022
  Responsibilities: Mr. Seadler served a general board member and served at various times on their governance and nominating committees.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike publicly traded companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry or a private equity firm or another type of buyer. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of

proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,984.80 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. In addition, while our current sales are primarily to retailers and distributors, the profit margins for sales direct to consumers are significantly higher and we may not be able to successfully transform sales to this channel.

We face significant market competition
The market in which the Company operates is highly competitive and in addition to emerging startups, we compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have greater financial resources, brand recognition, or established customer bases making it challenging for the Company to differentiate itself and achieve long-term success. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. In addition,

there can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Intense competition in the alcohol industry could also lead to price wars, reduced profit margins, and loss of market share.

Our management has broad discretion as to the use of proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections are not guaranteed and insiders may invest in this offering.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. There is no guarantee that the Company will be able to find sufficient demand for its products, that people think it's a better option than a competing product, or that we will be able to provide a product at a level that allows the Company to generate revenue, make a profit, or grow the business. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We rely on a single type of product.
All of our current products are variants of one type of product. Relying heavily on a single s product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product, potentially leading to revenue declines or even business failure.

There are significant supply chain and logistics risks.
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

You will not be able to vote the securities you purchase in this offering and your liquidation rights are junior to the preferred stock.
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to a voting proxy. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors and the preferred stockholders of our Company have been paid out.

You are trusting that management will make the best decisions for the Company.
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment.
Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

As an early-stage company, we are particularly vulnerable to economic conditions.
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective and the cost of enforcing our rights could prevent us from doing so.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. Trademark and copyright litigation

has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our failure to attract and retain other highly qualified personnel in the future, could harm our business.
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our products is dependent on government regulations which are subject to change at any time.
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of alcoholic beverages. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products and/or increase our compliance costs and significantly impact operations. Increases in taxes on alcoholic beverages can also affect pricing and demand, impacting profitability. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. We may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties.

We rely on third parties to provide services essential to the success of our business.
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks.
As an internet-based business, we face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. To the extent any of the foregoing factors result in significant disruptions and costs to our operations, compromise confidential or sensitive information, imperil our intellectual property, result in harm to our reputation and the public perception of the effectiveness of our IT systems and cybersecurity measures, and/or reduce the effectiveness of our internal control over financial reporting, it could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

We rely on a single facility to produce all of our products.
All of our products are produced at our distillery and the only place where all of our inventory and most ingredients are stored. This facility also houses a tasting room that is open to the public for retail sales of cocktails and bottles for off-

premises consumption which presently accounts for. We also rely on a singular warehouse for the storage of dry goods. If the production facility were to experience significant operational disruption or catastrophic loss, it could delay or disrupt production, shipments, and sales, and result in potentially significant expenses to repair or replace these properties or find suitable alternative providers. Our insurance policies do not cover certain types of catastrophes and may not cover certain events such as pandemics. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain property damage and business interruption insurance. If our insurance coverage is adversely affected, or to the extent we have elected to self-insure, we may be at greater risk that we may experience an adverse impact to our business, liquidity, financial condition, and/or results of operations.

Damage to our reputation may impact our results of operations.
The success of our brands depends upon consumer perception, including having a positive image of those brands, and maintaining a good reputation is critical to selling our products. Our reputation could also be impacted negatively by public perception, adverse publicity (whether or not valid), negative comments or campaigns in social media. Failure to comply with applicable laws and regulations, maintain an effective system of internal controls, provide accurate and timely financial statement information, or protect our information systems against service interruptions, misappropriation of data, or breaches of security, could also hurt our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, as well as require additional resources to rebuild our reputation, competitive position, and brand equity and renew investor confidence.

There is the potential for a decline in the consumption of products we sell.
Consumer preferences, behaviors, perceptions, and sentiment may shift due to a variety of factors, including changes in taste preferences and leisure, dining, and beverage purchasing and consumption patterns, trends involving demographics and ESG matters, changing market dynamics, including consumer-led premiumization and betterment trends, pricing considerations, perceived value, branding and marketing, and reputational considerations. Further, a limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including: concern about the health consequences of consuming beverage alcohol products, including betterment trends, and about drinking and driving or other safety considerations; reduced consumption of beverage alcohol products, including as a result of stricter laws relating to consumption or driving while under the influence of alcohol or resulting from weight loss regimens and pharmaceuticals, including GLP-1 drugs; increased activity from governmental entities, anti-alcohol groups, or other bodies, advocating measures or guidelines designed to reduce the consumption of beverage alcohol products or require more stringent labeling; and increased excise or other taxes on beverage alcohol products and possible restrictions on beverage alcohol advertising and marketing. If these or any other factors cause a decline in the growth rate, amount, or profitability of our sales of products or any material shift in consumer preferences, behaviors and perception it could adversely affect our business, liquidity, financial condition, and/or results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ted Dumbauld	1,800,000	Common Stock	
Ted Dumbauld	1,151,071	Series Seed-1 Preferred Stock	37.8131%
Ted Dumbauld	269,471	Series Seed-2 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 439,501 of Common Stock.

Common Stock

The amount of security authorized is 4,964,351 with a total of 2,481,360 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities sold in this offering contain a Voting Proxy.

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings) and unless required by law, there is no cumulative voting. Each investor in this offering shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution to consistent with this Offering Memorandum and on behalf of the investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his or her authority under this instrument, and (iv) take all actions necessary or appropriate in their judgment to achieve the foregoing. The proxy and power granted by the investor pursuant to this Offering Memorandum are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency or disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the securities. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act") covering the offer and sale of the Company's Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

The holders of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. The holders of the Preferred Stock are also entitled to receive dividends when and if declared by the Board of Directors, however, dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in the Company's Certificate of Incorporation. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive distributions prior to, and in preference to, any distribution to the holders of Common Stock.

Stock Options

The total amount outstanding contains 681,360 shares of stock that include 250,000 shares reserved for stock options issued and 431,360 reserved for stock options unissued.

Series Seed Preferred

The amount of security authorized is 1,310,309 with a total of 1,310,309 outstanding.

Voting Rights

Preferred Stock may cast the number of votes equal ot the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Please refer to the material rights summary under Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 2,775,390 with a total of 2,775,390 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-1 Preferred Stock.

Material Rights

Please refer to the material rights summary under Common Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,949,950 with a total of 1,949,950 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

Please refer to the material rights summary under Common Stock.

Preferred Stock

The amount of security authorized is 868,970 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Please refer to the material rights summary under Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock purchased in this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,927,231.00
  Use of proceeds: Expansion of physical plant, building of brand extensions, purchase of inventory, working capital.
  Date: June 01, 2022
  Offering exemption relied upon: 506(c)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,000,000.00
  Number of Securities Sold: 1,310,309
  Use of proceeds: Sales and marketing, working capital, inventory.
  Date: October 31, 2022
  Offering exemption relied upon: 506(c)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $614,622.32
  Number of Securities Sold: 362,075
  Use of proceeds: Sales and marketing, working capital, inventory.
  Date: June 30, 2024
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,100,859 compared to $1,325,208 in fiscal year 2023. This 20% increase in year-over-year sales resulted from adding three direct sales personnel to expand our points of distribution while opening a new territory in Long Island, NY.

Cost of Sales

Cost of Sales for fiscal year 2022 was $492,2256 compared to $687,036 in fiscal year 2023. This increase was due to:

An increase in top line sales, resulting in the consumption of additional packaging, raw ingredients and labor used to manufacture the products, and

An increase in the cost of raw materials as a function of inflationary pressures throughout the economy.

Gross Margins

Gross profit for fiscal year 2022 was $608,634 compared to $638,172 in fiscal year 2023 while Gross Margins were 55.3% and 48.1% respectively. Although gross profit in 2023 was greater than in 2022, gross margins declined as a function of the increase in raw materials caused by inflation and a relative increase in the sales of lower margin products compared to higher margin products in 2022. [Insert what caused this increase/decrease, please compare the two years]

Expenses

Operating expenses for fiscal year 2022 were $1,391,505 compared to $2,054,472 in fiscal year 2023.The increase in operating expenses was a result of the addition of additional and more senior sales executives as we expanded our points of distribution and overall top-line sales.

Historical results and cash flows:

The Company is currently in the growth stage and is generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we anticipate that sales will continue to increase, and consumption of cash will simultaneously decrease. The Company generated past cash primarily by selling distilled spirits and ready-to-drink (RTD) and ready-to-mix (RTM) cocktails at both retail and wholesale prices. We sold our product through self-distribution, outside distributors and e-commerce platforms. Our goal is to expand our product offerings, maintain steady headcount, increase sales, and expand our presence in Connecticut, New York, Rhode Island, Maryland, Delaware, and Washington D.C., and expand into other states as opportunities to do so exist.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 10, 2024, the Company has capital resources available in the form of a line of credit for $500,000 from the Board of Directors (either directly or via investment vehicles under their control), $225,000 cash on hand, and $75,000 of accounts receivables expected to be collected in the next 30 days.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations, but necessary to meet our growth targets. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. The capital raised in this campaign is necessary for the Company's growth plan across the four spirit lines.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 18 months. The Company's current monthly burn rate is $60-65k a month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely and anticipate reaching profitability within 24 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: American Express credit card
  Amount Owed: $54,139.16
  Interest Rate: 0.0%
  Maturity Date: January 22, 2024

- Creditor: Square Financial Services, Inc. and Block, Inc
  Amount Owed: $42,104.00
  Interest Rate: 9.2%
  Maturity Date: June 13, 2025

- Creditor: Intuit Financing Inc.
  Amount Owed: $15,128.00
  Interest Rate: 12.0%
  Maturity Date: April 30, 2024

- Creditor: SBA EIDL
  Amount Owed: $44,500.00
  Interest Rate: 3.75%
  Maturity Date: April 17, 2050

Related Party Transactions

- Name of Person: Theodore Dumbauld
  Relationship to Company: 20%+ Owner, Co-Chief Executive Officer and Director
  Nature / amount of interest in the transaction: Commitment to lend $50K to the company on demand.
  Material Terms: 12% interest rate, 5 year term,

Valuation

Pre-Money Valuation: $24,950,226.04

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.78 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,997.81, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Sales & Marketing
  23.0%
  Sales and Marketing of our products.

- Whiskey Inventory
  22.5%
  Build up the Company's whiskey inventory.

- Operating Expenses
  38.0%
  Operating expenses.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Reg CF Marketing
  10.0%
  Funds will be used to support the marketing of the Reg CF offering on StartEngine through paid social media.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sono1420.com/ (https://sono1420.com/investors/formcar).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sono1420

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SoNo 1420 Artisan Distillers, Inc.

[See attached]



SoNo 1420 Artisan Distillers, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: SoNo 1420 Artisan Distillers, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 10, 2024

SONO 1420 ARTISAN DISTILLERS INC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	105,503	1,696,216
Accounts Receivable	274,379	165,117
Inventory	633,274	393,954
Prepaid Expenses	9,375	37,881
Total Current Assets	1,022,531	2,293,168
Non-Current Assets:		
Fixed Assets - net	781,764	839,197
Total Non-Current Assets	781,764	839,197
TOTAL ASSETS	1,804,295	3,132,365
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	27,818	34,422
Sales Tax Payable	16,162	-
Credit Card Payable	54,139	-
Current Portion of Notes Payable	45,611	68,208
Total Current Liabilities	143,730	102,630
Non-Current Liabilities:		
Long-term Portion of Notes Payable	56,121	75,231
Total Non-Current Liabilities	56,121	75,231
TOTAL LIABILITIES	199,851	177,861
EQUITY		
Common Stock	-	-
Additional Paid-In Capital - CS	-	-
Preferred Stock	617	604
Additional Paid-In Capital - PS	6,013,238	5,863,251
Retained Earnings	(4,409,411)	(2,909,351)
TOTAL EQUITY	1,604,444	2,954,504
TOTAL LIABILITIES AND EQUITY	1,804,295	3,132,365

SONO 1420 ARTISAN DISTILLERS INC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	1,325,208	1,100,859
Cost of Goods Sold	687,036	492,225
Gross Profit	638,172	608,634
Operating Expenses		
Payroll Expenses	1,351,166	842,670
Advertising and Marketing	297,624	129,369
General and Administrative	405,682	419,466
Total Operating Expenses	**2,054,472**	**1,391,505**
Total Loss from Operations	**(1,416,300)**	**(782,871)**
Other Expense		
Interest Expense	7,876	50,963
Total Other Income/Expense	**7,876**	**50,963**
Earnings Before Income Taxes, Depreciation, and Amortization	**(1,424,176)**	**(833,834)**
Depreciation and Amortization	75,884	74,654
Net Income (Loss)	**(1,500,060)**	**(908,488)**

SONO 1420 ARTISAN DISTILLERS INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,500,060)	(908,488)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	75,884	74,654
Accounts Receivable	(109,262)	(33,232)
Inventory	(239,320)	(116,370)
Prepaid Expenses	28,506	(37,881)
Accounts Payable	(6,604)	34,422
Accrued Interest	-	(152,239)
Sales Tax Payable	16,162	-
Credit Card Payable	54,139	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(180,495)	(230,646)
Net Cash provided by (used in) Operating Activities	(1,680,555)	(1,139,134)
INVESTING ACTIVITIES	-	-
Fixed Assets	(18,451)	(72,242)
Net Cash provided by (used in) Investing Activities	(18,451)	(72,242)
FINANCING ACTIVITIES		
Notes Payable	(41,707)	78,419
Preferred Stock	150,000	2,741,317
Share Options Outstanding - PS	-	211,575
Retained Earnings (Prior period adjustment)	-	-211,575
Net Cash provided by (used in) Financing Activities	108,293	2,819,736
Cash at the beginning of period	1,696,216	87,856
Net Cash increase (decrease) for period	(1,590,713)	1,608,360
Cash at end of period	105,503	1,696,216

SONO 1420 ARTISAN DISTILLERS INC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC - CS	Preferred Stock		APIC - PS	Paid-In Capital (LLC)	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount		# of Shares	$ Amount				
Beginning balance at 1/1/2022	-	-	-	-	-	-	2,910,963	(1,789,288)	1,121,675
Prior period adjustment: Unrecorded 250,000 share options at strike price, granted and vests immediately in June 2019.	-	-	-	-	-	211,575	-	(211,575)	-
Adjusted beginning balance at 1/1/2022	-	-	-	-	-	211,575	2,910,963	(2,000,863)	1,121,675
Issuance of common shares	1,800,000	-	-	-	-	-	-	-	-
Issuance of preferred shares sourced from convertible notes and the related interest payable	-	-	-	2,775,390	278	2,348,539	(1,607,500)	-	741,317
Issuance of preferred shares sourced from SAFE	-	-	-	1,949,950	195	1,303,268	(1,303,463)	-	-
Issuance of preferred shares	-	-	-	1,310,309	131	1,999,869	-	-	2,000,000
Net income (loss)	-	-	-	-	-	-	-	(908,488)	(908,488)
Ending balance at 12/31/22	1,800,000	-		6,035,649	604	5,863,251	-	(2,909,351)	2,954,504
Issuance of preferred shares	-	-	-	131,030	13	149,987	-	-	150,000
Net income (loss)	-	-	-	-	-	-	-	(1,500,060)	(1,500,060)
Ending balance at 12/31/23	1,800,000	-	-	6,166,679	617	6,013,238	-	(4,409,411)	1,604,444

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

SoNo 1420 Artisan Distillers, Inc. ("the Company") was formerly known as SoNo 1420 Artisan Distillers LLC, a Connecticut limited liability company originally formed on September 20, 2016. The latter was converted into SoNo 1420 Artisan Distillers, Inc. on October 31, 2022, a Delaware corporation. The Company earns revenue through the manufacture and sale of distilled spirits, to both retail and wholesale customers. The Company's headquarters is in South Norwalk, CT. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

<u>Cash and Cash Equivalents</u>

The Company had $1,696,216 and $105,503 in cash as of December 31, 2022 and December 31, 2023, respectively.

<u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

<u>Inventory</u>

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method.

A summary of the Company's inventory is below.

	2023	2022
Raw Ingredients	80,197	22,556
Packaging	180,615	72,908
Total Raw Materials Inventory	**260,812**	**95,463**
Finished Goods	86,262	43,690
Barrelled Whiskey	286,200	254,800
Total Finished Goods Inventory	**372,462**	**298,490**
Total Inventory	**633,274**	**393,954**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Construction in Progress	15	34,000	11,335	-	22,665
Furniture and Fixtures	7	22,541	13,250	-	9,291
Machinery and Equipment	15	1,055,953	306,144	-	749,809
Grand Total		**1,112,494**	**330,729**	**-**	**781,764**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns.

	2023	2022
1) Retail Sales	291,717	362,501
2) E-commerce Sales	73,524	-
3) Wholesale - Self Distribution	828,743	630,607
4) Wholesale - Outside Distribution	131,224	107,753
Total Sales	**1,325,208**	**1,100,862**

Retail Sales represents the total customer sales in the Company's distillery tasting room. The Wholesale - Self Distribution represents the total sales to wholesale customers in the State of Connecticut and New York. While the Wholesale - Outside Distribution represents the total sales to distributors located in the State of Maryland, Delaware, and Rhode Island.

Payroll Expense

The amount of salaries and wages paid to employees in exchange for services rendered to the Company. The employees had an employer-employee relationship with the Company as of the reporting period.

Advertising and Marketing

Associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

Consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development. Also includes business administration expenses.

Interest Expense

Cost charged on borrowed funds.

Depreciation and Amortization

Cost of an asset that has been depreciated for the period, and shows how much of the asset's value has been used up in that year.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common and preferred stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock and preferred stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value.

The Company's issue price of $0.8463 for the Series Seed-1 Preferred Stock is the considered fair value to be used in recording the preferred outstanding stock options. There were no stock options for common stock as of December 31, 2023.

On June 26, 2019, the Company granted and vested immediately the 250,000 preferred stock options to ALB with a strike price of $0.8463 and exercisable only until June 26, 2029.

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2022	250,000	0.8463	$ -
Granted	-	-	$ -
Exercised	-	-	$ -
Expired/canceled	-	-	$ -
Total options outstanding, December 31, 2022	250,000	0.8463	$ -
Granted	-	-	$ -
Exercised	-	-	$ -
Expired/canceled	-	-	$ -
Total options outstanding, December 31, 2023	250,000	0.8463	$ -
Options exercisable, December 31, 2023	250,000	0.8463	$ -

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

No transactions require recognition or disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

1) Square loan

On November 10, 2022, the Company entered into a loan agreement for $51,700 with an interest rate of 20% per annum and monthly payments of $3,251, which covers the interest and the principal for 18 months. On December 13, 2023, the Company entered into refinancing loan agreement that resulted in a loan principal balance of $45,768, including the dissolved old loan balance absorbed by the new loan, with the same interest rate of 20% per annum and required monthly payments of $2,542.66 for 18 months starting February 11, 2024.

2) Intuit Financing (IFI) Loan

On October 31, 2022, the Company entered into a loan agreement for $51,000 with an interest rate of 12% per annum and monthly payments of $3,109.61, which covers the interest and the principal, for 18 months.

3) SBA Note

On April 17, 2020, the Company entered into a loan agreement, under the Disaster COVID-19 Economic Injury loan, for $44,500 with an interest rate of 3.75% per annum and monthly payments of $217, which covers the interest and the principal, for 360 months or 30 years. The next payment will be on April 17, 2024.

A summary of the Company's notes payable is below.

	2023			2022		
	Current portion	Long-term portion	Total	Current portion	Long-term portion	Total
1. Square loan	29,773	12,331	42,104	34,943	15,603	50,546
2. Intuit Loan	15,128	-	15,128	33,265	15,128	48,393
3. SBA Note	710	43,790	44,500	-	44,500	44,500
Total Notes Payable	45,611	56,121	101,732	68,208	75,231	143,439

*The current portion of the loan is the portion of a long-term liability that is coming due within the next twelve months after the end of December 31.

NOTE 6 – EQUITY

The Company has authorized 12,000,000 shares consisting of a) 4,964,351 common shares with par value of $0.0001 per share and b) 7,035,649 preferred shares with a par value of $0.0001 per share.

As of December 31, 2022, 1,800,000 common shares and 6,035,649 preferred shares were issued and outstanding.

As of December 31, 2023, 1,800,000 common shares and 6,166,679 preferred shares were issued and outstanding.

For stock options outstanding, please see Note 2 - Equity Based Compensation.

Voting:

a) Common stockholders are entitled to one vote per share;
b) Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends:

a) The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors;
b) The holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the SeriesA preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 10, 2024, the date these financial statements were available to be issued.

In January 2024, the Company issued 139,401 shares of preferred shares in exchange for $212,777 from two new investors.

In March 2024, the Company executed a line of credit facility in the amount of $500,000 funded by the members of the board of directors. The facility has a 1 year term after the first draw. If it is not paid back before maturity, it will convert to preferred shares at a share price of $0.7632.

On May 7, 2024, the State of Delaware approved the amendment of Certificate of Incorporation increasing the total authorized shares to 12,000,000 shares consisting of a) 4,964,351 common shares with par value of $0.0001 per share and b) 7,035,649 preferred shares with a par value of $0.0001 per share.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF SONO 1420

America's Maritime Distillery

SoNo1420, is a craft distillery producing ultra-premium spirits capturing the essence of our coastal climate with award-winning offerings born of a passion for flavor.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

Get Equity
$2.81 Per Share

OVERVIEW	ABOUT	TERMS	PRESS	DISCUSSION	INVESTING FAQS

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$348.44	$24.95M

REASONS TO INVEST

 PASSION: Not only for the International Award Winning quality & flavor of our hand-crafted spirits, but with 30+ years of entrepreneurial leadership – for building great companies.

 INNOVATION: Across gold medal bourbons, vodkas & RTD's rated "Excellent"; from the exquisite flavor of milled hemp seed added to whiskey mash; finishing our whiskey at sea; Threesome Ready-to-Mix cocktails & more.

 SUCCESS: Garnering year-over-year growth; regularly selling out of our spirits; achieving $1.3M in 2023 revenue; expanding manufacturing & existing multi-state distribution networks while penetrating new markets.

TEAM



Theodore (Ted) E. Dumbauld • Founder & Co-CEO, CFO, Board Member

Ted Dumbauld has 3 decades of experience in entrepreneurship, operations, and management. A former U.S. Navy officer & nuclear engineer turned financial services executive, Ted notably served as CEO of Curaleaf, guiding it to a $4B public listing in ...

Read More





Scott Tuck • Co-CEO & Board Member

Scott has 38 years of experience in sales, marketing, and corporate leadership as a Founder, CEO, President, and Managing Director across five institutional asset management companies. He began his career with Fortune 200 coverage in NYC with ...

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Joseph Sutton • Board Member

Joe is the Founder & CEO of Sutton Ventures Group and Consolidated Asset Management Services, leading a global enterprise providing sustainable services to infrastructure sectors. Formerly Vice Chairman of Enron, he expanded its international ...

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Show More

THE PITCH

Coastal New England Spirits Infused with Innovation & Excellence

SONO 14 20

In 1919, the Connecticut State Senate, by a vote of 14 to 20, failed to ratify the 18th Amendment, making Connecticut the first—of only two—states to defeat Prohibition. Our name *"1420" is a nod to the revolutionary spirit* embodied by this vote. The "SoNo" pays homage to the distillery's home, South Norwalk CT, and its storied, prohibition past.

 

Located in historic Maritime South Norwalk on the Connecticut shoreline, SoNo 1420, America's Maritime Distillery, produces innovative and great-tasting spirits influenced by and aged within our New England coastal climate. We invite you to step through the weathered brick façade of SoNo 1420 and immerse yourself in speakeasy spirits. Time melts away as you enter a prohibition-era haven, the air thick with the aroma of oak and a whisper of maritime adventure.

Our veteran-owned and operated distillery is best known for our four ultra-premium brands; Double Gold and Gold Medal winning **1420 Flagship Whiskeys** – we believe we are the first to incorporate milled hemp seed into our whiskey mash bill resulting in an exceptional quality taste and exquisitely smooth flavor profile while also going the extra nautical mile of finishing our barrels on working boats at sea in all weathers; Ultra-Premium, Double Gold Medal & Best in Class Finalist **Blaze Cinnamon Bourbon Whiskey** and accompanying "Blazin Peaches Lemonade" ready-to-drink cocktails; **Vo Vodkas** which have been ranked by Wine Enthusiast as Excellent: Highly Recommend with an industry high *93 ranking*, along with our ready-to-drink vodka-based cocktails; rounded out by what we believe to be one of the first to market **Threesome® Ready-to-Mix Cocktails**, which provide a convenient, absolutely fresh, and perfect bartender pour with every serving.

Not only do we believe SoNo 1420 is set apart by innovating great flavor and taste, but we also add yet another special element to our Flagship Whiskey offerings. Made possible by both the size and shape of the bottle, we can produce what we believe are the highest quality custom engraved bottles in the industry – great for all occasions from graduations to private, corporate, or sporting events of every kind.

OUR AWARD-WINNING BRANDS



14 20
Award-Winning Maritime Whiskey
FULL PROOF
SINGLE BARREL
SPECIAL RESERVE
RYE SPIRIT



92 POINTS WINE ENTHUSIAST EXCELLENT
BLAZE
CINNAMON
BOURBON WHISKEY
BLAZIN' PEACHES



READY-TO-MIX
THREESOME COCKTAILS®
Fresh, flawless and fun – at home or on-the-go!
Everyone loves a Threesome
91 POINTS WINE ENTHUSIAST EXCELLENT
90 POINTS WINE ENTHUSIAST EXCELLENT
90 POINTS WINE ENTHUSIAST EXCELLENT
ESPRESSO MARTIN
COSMOPOLITAN
MARGARITA



SoNo Vodkas
93 POINTS EXCELLENT
93 POINTS EXCELLENT
Vo Vodka
Lemon
Blood Orange
Woodruff+ Elderflower
Kaffe



Peace Love & SoNo Cocktails
92 POINTS WINE ENTHUSIAST EXCELLENT

THE OPPORTUNITY & OUR BUSINESS MODEL

Sailing A Course For Success

Riding the waves of innovation, we believe SoNo 1420 is beginning to carve a distinct path as a go-to destination for ultra-premium distilled spirits across major industry growth categories.

To date we've established year-over-year growth through robust direct sales and a highly creative marketing effort, self-distributing 1420 award-winning spirits in our home state of Connecticut while partnering with trusted, world-class distributors in New York, Maryland, Delaware, Washington, D.C., and now Rhode Island. Our corporate e-commerce platform casts a wider net, currently servicing consumers across 30 states, as we continue to grow our reach.

Our growth plans will continue to expand both spirits production and inventory along with sales within our current distribution networks, while opportunistically penetrating new markets in a disciplined manner (we are military academy graduates and veterans don't forget!) in nearby states and beyond through "best in class" distributor partnerships.

We would be remiss not to mention our South Norwalk Maritime community — which *WE* are passionate about! Our tasting room and distillery bar evoke our maritime heritage and prohibition-era vibe, acting as a hub for our community to gather, private and corporate alike, to raise their spirits with our spirits!

THE MARKET & OUR TRACTION

Setting Sail with SoNo 1420

A Total Addressable Market of $242.2B+

$2.8B	U.S Bourbon
$163.8B	High-End Premium Spirits
$37.6B	Distilled Spirits Supplier
$28B	Flavored Whiskey
$10B	Cocktail RTD



14/20
FULL PROOF
BLAZE
CINNAMON WHISKY
Vo Vodka
93 POINTS EXCELLENT
92 POINTS WINE ENTHUSIAST EXCELLENT
BLAZIN' PEACHES lemonade
92 POINTS WINE ENTHUSIAST EXCELLENT
Strawberry Lemonade Haze

*Source / Source / Source / Source / Source

At SoNo 1420, our passion is for producing award-winning, high-quality, and great-tasting hand-crafted spirits for consumers of; ultra-premium whiskey and cinnamon-flavored bourbon whiskey, vodka, and ready-to-drink cocktails.

But we are also entrepreneurs of 30+ years with experience building great companies and it is no accident that we believe our 1420 spirit brands together represent a giant opportunity across **major market industry growth categories**. Our total addressable market is valued at roughly $242.2 billion, with high-end premium spirits leading the charge, growing at a 9.5% CAGR from 2023-2028 (Source).

Our commitment to innovation is represented in each bottle and proven through numerous awards won such as Wine Enthusiast's "Excellent: Highly Recommend 93 Ranking", San Francisco World Spirits Competition: Best in Class Finalist, multiple Double Gold, Single Gold, Silver, and Bronze Medal Winners, and Double Gold and Gold Medal winning Flagship Whiskeys.



San Francisco World Spirits Competition
SAN FRANCISCO WORLD SPIRITS COMPETITION DOUBLE GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION SILVER
SAN FRANCISCO WORLD SPIRITS COMPETITION BRONZE
Wine Enthusiast
93 POINTS WINE ENTHUSIAST EXCELLENT HIGHLY RECOMMENDED
92 POINTS WINE ENTHUSIAST EXCELLENT HIGHLY RECOMMENDED
91 POINTS WINE ENTHUSIAST EXCELLENT HIGHLY RECOMMENDED
90 POINTS WINE ENTHUSIAST EXCELLENT HIGHLY RECOMMENDED

WHY INVEST

Join America’s Award-Winning Maritime Distillery



> We didn't think it possible to have a ready-to-make version be as good as those made by our favorite bartenders—but we were wrong! **Your Threesome Espresso Martinis are so smooth and delicious we are going to give them out as wedding favors at our wedding next month!**
>
> —MICHAEL A.

*The above testimonials may not be representative of the opinions or of the experiences of other SoNo 1420 customers and is not a guarantee of future performance or success.

We believed the great taste of our spirits' innovations would turn heads, but we didn't build SoNo 1420 to be just another lifestyle brand. We are graduates and entrepreneurs from West Point, Annapolis, Harvard, and MIT with over 30 years of experience across industries from Wall Street and finance to consumer, retail, energy, and of course spirits. But *first,* we are investors in 1420 ourselves and we believe we know how to build great companies and great partnerships.

To note, just a few of our most recent successes in addition to awards across all four of our spirit lines are partnerships that include the United States Naval Academy Alumni Association, the famous Copps Island Oyster Company, and CT's Mohegan Sun Gaming and Resorts hosting 9 million guests annually.

We love what we do! We love our community and the people we work with, and we love creating great-tasting spirits that consumers are passionate about.

For the first time in our history, this is your chance to join us, so ...... *"get into the boat, 1420 is leaving the dock"*!



As an early stage investor, I continue to be impressed by the tremendous innovation, quality and taste of their well differentiated spirits offerings, starting with their award winning Flagship Whiskeys.

—RETIRED EXECUTIVE OF DIAGEO, GLOBAL LEADER IN PREMIUM DRINKS

The above testimonials may not be representative of the opinions or of the experiences of other SoNo 1420 investors and is not a guarantee of future performance or success.

ABOUT

HEADQUARTERS
19 Day Street
Norwalk, CT 06854-4908

WEBSITE
View Site ↗

SoNo1420, is a craft distillery producing ultra-premium spirits capturing the essence of our coastal climate with award-winning offerings born of a passion for flavor.

TERMS

SoNo 1420

Overview

PRICE PER SHARE	VALUATION
$2.81	$24.95M
DEADLINE ⓘ	FUNDING GOAL ⓘ
Oct. 29, 2024 at 6:59 AM UTC	$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$348.44	Equity
MAX INVESTMENT ⓘ	ASSET TYPE
$1,234,997.81	Common Stock
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
5,338	Common Stock
MAX NUMBER OF SHARES OFFERED	
439,501	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and

(iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation TTW Page Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Time-Based Perk

Early Bird 1

Invest $1,000+ within the first two weeks of the offering period and receive 5% bonus shares.

Early Bird 2

Invest $5,000+ within the first two weeks of the offering period and receive 10% bonus shares

Early Bird 3

Invest $10,000+ within the first two weeks of the offering period and receive 15% bonus shares

Early Bird 4

Invest $20,000+ within the first two weeks of the offering period and receive 20% bonus shares

Early Bird 5

Invest $50,000+ within the first two weeks of the offering period and receive 25% bonus shares.

Mid-Campaign

Mid-Campaign 1

Invest $5,000+ between August 12th and August 19th and receive 10% bonus shares.

Mid-Campaign 2

Invest $5,000+ between September 9th and September 16th and receive 10% bonus shares.

Amount-Based Perks

Bronze 1

Invest $348+ and receive a Threesome Gift Box.

Bronze 2

Invest $1,000+ and receive one bottle each of our Vo Vodka and Lemon Vodka.

Silver

Invest $2,500+ and receive a 1420 Special Reserve Bourbon Luxury gift box + 10% discount code off all online purchases for 1 year.

Gold

Invest $5,000+ and receive a 1420 Special Reserve Bourbon Luxury gift box + 10% discount code off all online purchases for 1 year + 5% Bonus Shares.

Double Gold

Invest $10,000+ and receive a 1420 Full Proof Bourbon Luxury Gift Box + 10% discount code off all online purchases for 1 year + 10% Bonus Shares.

Platinum

Invest $25,000+ and receive an engraved bottle of Full Proof Bourbon Luxury Gift Box + 10% discount code off all online purchases for 1 year + 20% Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

SoNo 1420 will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you are a StartEngine shareholder and you buy 1,000 shares of Common Stock at $2.81 / share, you will receive an additional 100 shares of Common Stock, meaning you'll own 1,100 shares for $2,810.

This 10% bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Important Details

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. However, eligible Investors will also receive the Venture Club Bonus and the Reservation Bonus in addition to the aforementioned bonuses. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

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Versatile Vodka: New Vodkas Will Please Everyone In Every Price Range

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Norwalk Distillery Expands Production For 'Sought-After' Ocean-Aged Whiskey on Long Island Sound

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Westport Lifestyle

Shaking Up The Cocktails

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Forbes

The Very Best American Whiskeys 2022 San Francisco World Spirits Competition

View Article

News 12 Connecticut

Made In Connecticut: South Norwalk's Craft Distillery Is Where Award-Winning Whiskey Is Aged

View Article

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On February 3, 1919, Connecticut became the first of only 2 states to refuse ratifying the 18th Amendment that kicked o Prohibition.

The vote? 14 to 20.

From the historic harbor of South Norwalk, we proudly carry this rebellious spirit of freedom.

We are SoNo 1420 - America's veteran-owned and operated, award-winning maritime distillery and destination tasting room.

According to Forbes, the $68 billion dollar whiskey market will nearly double in the next 4 years.

Perfectly timed to increasing demand, we smashed onto the scene as one of the first whiskeys ever to use milled hemp seed in our mash, which imparts a uniquely nutty richness to a smooth, award winning flavor profile.

SoNo goes the extra nautical mile by finishing their flagship whiskeys aboard the all-season working boats of the famous Copps Island Oyster Company. The salt air, vessel's motion underway in all weather, and ever-changing coastal climate infuse their whiskey with an unforgettable character.

It's that unforgettable character that hauled in double gold medals at the prestigious San Francisco World Spirits Competition.

Our elegantly shaped whiskey bottles are ideal for our premium custom engraving service—a distinctly dierentiated oering delivering 1420 steady revenues across celebrations from college class reunions, championships of every kind, to gifting and large corporate events.

Building on our award-winning whiskeys, we've grown our brand portfolio to 4 distinct labels—like SoNo 1420 Vodka, named by Wine Enthusiasts as "Excellent: Highly Recommended" with a 93 point ranking, which exceeded the rankings of most other well known brands, including the best selling Tito's.

Our Blaze Cinnamon Bourbon taps into the $1.5B cinnamon whiskey craze, filling a gap in the market with a top-shelf "grown-up" alternative to the budget brands.

And when it comes to the ready-to-drink category, projected to surge at a 14% compounded annual growth rate over the next 7 years, we continue to evolve and synchronize consumer tastes.

Each of our premium ready-to-drink cocktails uses only all natural real ingredients, and contain two shots of handcrafted vodka in every bottle.

Now our ingenious line of convenient Threesome "Ready to Mix" Cocktails takes fresh to the next level, delivering a perfect bartender-quality pour in every ounce.

We knew our spirit innovations would turn heads, but we didn't build SoNo 1420 to be just another lifestyle brand.

We are graduates and entrepreneurs from West Point, Annapolis, Harvard, MIT with over 30 years' experience across industries from Wall Street and finance, to consumer, retail, energy, spirits. But first we are investors ourselves.

From the get-go, we reverse engineered SoNo 1420 to one goal: achieving 10 times the company's revenue over time.

We are well on the way –to date we have positioned our Four 1420 Award Winning spirits brands across major industry growth categories. Now we are expanding manufacturing and continuing to grow our distribution networks as we aim to penetrate new markets with great products.

For the first time in our history, this is your chance to join us.

Invest in SoNo 1420. Get in the boat - we're leaving the dock

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SONO 1420 ARTISAN DISTILLERS, INC." FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF OCTOBER, A.D. 2022, AT 11:53 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

7111721 8100F

SR# 20223898195

Authentication: 204742958

Date: 10-31-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

Delaware

The First State

    I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A CONNECTICUT LIMITED LIABILITY COMPANY UNDER THE NAME OF "SONO 1420 ARTISAN DISTILLERS LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "SONO 1420 ARTISAN DISTILLERS LLC" TO "SONO 1420 ARTISAN DISTILLERS, INC.",FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF OCTOBER, A.D. 2022, AT 11:53 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

7111721 8100F

SR# 20223898195

Authentication: 204742958

Date: 10-31-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

DocuSign Envelope ID: 50A37571-A66D-4EB3-BAED-632FAA384543

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:53 AM 10/31/2022
FILED 11:53 AM 10/31/2022
SR 20223898195 - File Number 7111721

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Connecticut.

2.) The jurisdiction immediately prior to filing this Certificate is Connecticut.

3.) The date the Limited Liability Company first formed is 9/20/2016.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is SoNo 1420 Artisan Distillers LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is SoNo 1420 Artisan Distillers, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 31st day of October, A.D. 2022.

By: DocuSigned by: Theodore Dumbauld
E229E87E5DE24D2

Name: Theodore Dumbauld
Print or Type

Title: Chief Executive Officer
Print or Type

DocuSign Envelope ID: 50A37571-A66D-4EB3-BAED-632FAA384543

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:53 AM 10/31/2022
FILED 11:53 AM 10/31/2022
SR 20223898195 - File Number 7111721

EXECUTION

SONO 1420 ARTISAN DISTILLERS, INC.

CERTIFICATE

OF

INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

ARTICLE I
NAME

The name of this corporation is SoNo 1420 Artisan Distillers, Inc. (the "*Corporation*").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, City of Dover, County of Kent, 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III
DEFINITIONS

As used in this Certificate of Incorporation (this "*Certificate*"), the following terms have the meanings set forth below:

"*Board*" means the Board of Directors of the Corporation.

"*Board Composition*" means that for so long as at least 90% percent of the initially issued shares of Series Seed Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one director of the Corporation (the "*Series Seed Director*"), the holders of record of the shares of Common Stock, exclusively and as a separate class, will be entitled to elect four directors of the Corporation. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"*Capitalization Change*" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"*Original Issue Price*" means, respectively, $1.8226 per share for Series Seed Preferred Stock, $1.4581 per share for Series Seed-1 Preferred Stock, and $0.6944 per share for Series Seed-2 Preferred Stock.

"*Requisite Holders*" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Any references in this Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

1.

DocuSign Envelope ID: 50A37571-A66D-4EB3-BAED-632FAA384543

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 7,000,000, consisting of (a) 2,247,900shares of Common Stock of the Corporation, $0.0001 per share ("*Common Stock*"), and (b) 4,752,100 shares of Preferred Stock of the Corporation, $0.0001 per share ("*Preferred Stock*"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate, 1,097,341 shares of the Preferred Stock are hereby designated "*Series Seed Preferred Stock*", 1,714,809 shares of the Preferred Stock are hereby designated "*Series Seed-1 Preferred Stock*", and 1,949,950 shares of the Preferred Stock are hereby designated "*Series Seed-2 Preferred Stock*".

A.   COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1.   **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Certificate.

2.   **Voting.** The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original

Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a "*Deemed Liquidation Event*" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. **Voting.**

      2.1   <u>General</u>. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "*Bylaws*").

      2.2   <u>Election of Directors</u>. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the definition of Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

      2.3   <u>Preferred Stock Protective Provisions</u>. At any time when at least 90% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(c)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

      3.   **Conversion.** The holders of Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

      3.1   Right to Convert.

    3.1.1 <u>Conversion Ratio</u>. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate.

    3.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

    3.2 <u>Fractional Shares</u>. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

    3.3 <u>Mechanics of Conversion</u>.

    3.3.1 <u>Notice of Conversion</u>. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that have been surrendered for conversion as provided in this Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 <u>Adjustment for Certain Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as

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nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Adjustments for Diluting Issues.

3.9.1 Special Definitions. For purposes of this Section 3.9, the following definitions will apply:

(a) "*Option*" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "*Convertible Securities*" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "*Additional Shares of Common Stock*" mean all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "*Exempted Securities*"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

3.9.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.9.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a

8.

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subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise,

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conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.9.4 <u>Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock</u>. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(a) "*CP2*" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(b) "*CP1*" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

(c) "*A*" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

(d) "*B*" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "*C*" means the number of such Additional Shares of Common Stock issued in such transaction.

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3.9.5   Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

(a)   Cash and Property: Such consideration will:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii)   if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6   Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.11   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12   Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3.11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

DocuSign Envelope ID: 50A37571-A66D-4EB3-BAED-632FAA384543

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII
STOCK REPURCHASES

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to

DocuSign Envelope ID: 50A37571-A66D-4EB3-BAED-632FAA384543

provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   **MODIFICATION.** Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.


ARTICLE X
CORPORATE OPPORTUNITIES


The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

DocuSign Envelope ID: 50A37571-A66D-4EB3-BAED-632FAA384543

ARTICLE XI
INCORPORATOR

The name and the mailing address of the Sole Incorporator is as follows:

Theodore Dumbauld
19 Day Street
Norwalk, Connecticut 06854

Remainder of this page intentionally left blank

DocuSign Envelope ID: 50A37571-A66D-4EB3-BAED-632FAA384543

This Certificate has been subscribed as of 31 October, 2022 by the undersigned who affirms that the statements made herein are true and correct.

DocuSigned by:

Theodore Dumbauld

E229F87F5DE24D2...

THEODORE DUMBAULD
Sole Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SONO 1420 ARTISAN DISTILLERS, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF MAY, A.D. 2024, AT 10:56 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

7111721 8100
SR# 20241918971

Authentication: 203415806
Date: 05-07-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:56 AM 05/07/2024
FILED 10:56 AM 05/07/2024
SR 20241918971 - File Number 7111721

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of SoNo 1420 Artisan Distillers, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered V so that amended, said Article shall be and read as follows:

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 12,000,000, consisting of (a) 4,964,351 shares of Common Stock of the Corporation, $0.0001 per share ("Common Stock"), and (b) 7,035,649 shares of Preferred Stock of the Corporation, $0.0001 per share ("Preferred Stock"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate,

- 1,441,339 shares of the Preferred Stock are hereby designated "**Series Seed Preferred Stock**",

- 2,775,390 shares of the Preferred Stock are hereby designated "**Series Seed-1 Preferred Stock**", and

- 1,949,950 shares of the Preferred Stock are hereby designated "**Series Seed-2 Preferred Stock**".

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 7th day of May 2024.

By: *Theodore E. Dumbauld*
            Authorized Officer

Title: CEO

Name: Thedore E. Dumbauld
          Print or Type

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



SoNo 1420 is taking reservations for a possible, upcoming round. Indicate interest today.

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Add to Watchlist

RESERVE NOW

GET A PIECE OF SONO 1420

America's Maritime Distillery

SoNo1420, is a craft distillery producing ultra-premium spirits capturing the essence of our coastal climate with award-winning offerings born of a passion for flavor.

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



VETERAN
OWNED AND OPERATED
SONO 1420
AMERICA'S MARITIME DISTILLERY

$276,272.86 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED: $276,272.86

INVESTORS: 45

REASONS TO INVEST

- PASSION: Not only for the International Award Winning quality & flavor of our hand-crafted spirits, but with 30+ years of entrepreneurial leadership – for building great companies.
- INNOVATION: Across gold medal bourbons, vodkas & RTD's rated "Excellent"; from the exquisite flavor of milled hemp seed added to whiskey mash; finishing our whiskey at sea; Threesome Ready-to-Mix cocktails & more.
- SUCCESS: Garnering year-over-year growth; regularly selling out of our spirits; achieving $1.3M in 2023 revenue; expanding manufacturing & existing multi-state distribution networks while penetrating new markets.

TEAM





Theodore (Ted) E. Dumbauld • Founder & Co-CEO, CFO, Board Member

Ted Dumbauld has 3 decades of experience in entrepreneurship, operations, and management. A former U.S. Navy officer & nuclear engineer turned financial services executive, Ted notably served as CEO of Curaleaf, guiding it to a $4B public listing in ...

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Scott Tuck • Co-CEO & Board Member

Scott has 38 years of experience in sales, marketing, and corporate leadership as a Founder, CEO, President, and Managing Director across five institutional asset management companies. He began his career with Fortune 200 coverage in NYC with ...

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Joseph Sutton • Board Member

Joe is the Founder & CEO of Sutton Ventures Group and Consolidated Asset Management Services, leading a global enterprise providing sustainable services to infrastructure sectors. Formerly Vice Chairman of Enron, he expanded its international ...

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Jon Pageler • Board Member

Jon is formerly an EVP of global spirits leader Diageo. He led corporate relations for 20 years focusing on government relations, communications, and sustainability in North America while also shaping public policy agendas and marketing strategies. He ...

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Scott Roth • Board Member

Scott contributes actively as an investor and board member to multiple private enterprises. With former roles in hedge funds at Goldman Sachs, he excels in proprietary trading. A former U.S. Navy Lieutenant and nuclear engineer, he holds a B.S. in Chemist...

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Einar Seadler • Board Member

Einar is a retired C-suite executive with 30+ years of expertise in the Consumer, Retail, and BPO sectors, experienced in leading rapid expansions and IPOs. He was also an advisor with McKinsey, Accenture, and a former Army officer for 11 years, serving in ...

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
19 Day Street
Norwalk, CT 06854-4908

WEBSITE
View Site ⬈

SoNo1420, is a craft distillery producing ultra-premium spirits capturing the essence of our coastal climate with award-winning offerings born of a passion for flavor.

PRESS

Wine Enthusiast
Versatile Vodka: New Vodkas Will Please Everyone In Every Price Range

View Article

The Hour
Norwalk Distillery Expands Production For 'Sought-After' Ocean-Aged Whiskey on Long Island Sound

View Article

Westport Lifestyle
Shaking Up The Cocktails

View Article

Forbes
The Very Best American Whiskeys 2022 San Francisco World Spirits Competition

View Article

News 12 Connecticut
Made In Connecticut: South Norwalk's Craft Distillery Is Where Award-Winning Whiskey Is Aged

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into SoNo 1420.

$348

Reservations Bonus

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

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REWARDS
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SONO 14 20
AMERICA'S MARITIME DISTILLERY
VETERAN
FOUNDED AND OPERATED

COMING SOON!
Since we first opened our doors nearly 5 years ago, our loyal customers and fans have been asking for a chance to invest in our innovative and award-winning distillery.

We can't say anything more specific now, but please know that a big announcement is coming soon!

What we can say is that we have industriously developed a broad line of the highest quality, premium spirits positioned in four, high-growth product categories.

1. 1420 Flagship Whiskey



FULL PROOF
SINGLE BARREL

Double Gold + Gold Medal Winning
SFWSC

We go the extra mile to Finish at Sea!

2. BLAZE Cinnamon Bourbon

Double Gold Medal Winning
Best in Class Finalist
SFWSC

Excellent + Highly Recommended
92 Point Ranking
Wine Enthusiast



92
BLAZE
BLAZIN' PEACHES
BLAZE

3. SoNo Vodka + RTDs



93
92
Vodka

Excellent + Highly Recommended
93 + 92 Point Rankings
Wine Enthusiast

4. Threesome Ready-to-Mix Cocktails

Excellent + Highly Recommended
91 + 90 Point Rankings
Wine Enthusiast



91
90
ESPRESSO MARTINI
MARGARITA

COME ABOARD AS WE SET SAIL – THE TIMING IS PERFECT!

Learn more about our business and growth plans, financials, investor benefits and more with no obligation by visiting the pre-launch information and reservation page at StartEngine.com

Sign up for your free StartEngine account here.
Hit the **"Add to Watchlist"** button on our campaign page to receive updates throughout!

VISIT STARTENGINE.COM

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.





SHARE: [Join Our Email List]

SONO 1420
AMERICA'S MARITIME DISTILLERY
VETERAN

The Time Has Arrived!

Since we first opened our doors nearly 5 years ago, our loyal customers and fans have been asking for a chance to invest in our innovative and award-winning distillery.

Now is your chance as SoNo 1420 prepares to launch our next fundraising round via crowdfunding industry leader StartEngine.

The timing is perfect - our four high quality, great tasting and award winning spirits brands are positioned to crush it across major industry growth categories!

Visit our "Reservation Page" where you may learn more about this exciting opportunity. You may also express a non-binding interest (and receive a bonus ownership share award) before the launch arrives.

The follow-on launch itself will offer a wide range of investment levels, all with perks and many opportunities for bonus ownership shares! Standby for notification of when we go live.

1. 1420 Flagship Whiskey



1420
FULL PROOF
SINGLE BARREL

Double Gold + Gold Medal Winning
SFWSC
We go the extra mile to Finish at Sea!

2. BLAZE Cinnamon Bourbon

Double Gold Medal Winning
Best in Class Finalist
SFWSC

Excellent + Highly Recommended
92 Point Ranking
Wine Enthusiast



92
BLAZIN PEACHES
BLAZE

3. SoNo Vodka + RTDs



93
92

Excellent + Highly Recommended
93 + 92 Point Rankings
Wine Enthusiast

4. Threesome Ready-to-Mix Cocktails

Excellent + Highly Recommended
91 + 90 Point Rankings
Wine Enthusiast



91
90
MARGARITA

COME ABOARD AS WE SET SAIL – THE TIMING IS PERFECT!

Learn more about our business and growth plans, financials, investor benefits and more with no obligation by visiting the pre-launch information and reservation page at StartEngine.com

Stay tuned for our launch day when we will have incentives and perks available for investors!

Sign up for your free StartEngine account here
Hit the **"Add to Watchlist"** button on our campaign page to receive updates throughout!

[VISIT STARTENGINE.COM]

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



SONO 1420 America's Maritime Distillery | 19 Day Street, Norwalk, CT 06854

Unsubscribe amber.scinto@sono1420.com
Update Profile | Constant Contact Data Notice
Sent by amber.scinto@sono1420.com



SHARE:

Join Our Email List

SoNo 1420 Crowdfunding Campaign
Watch later
Share
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WOW!!!

To date we have an amazing $240,000 already reserved "pre-launch" for investment in the first ever opportunity for ownership in America's only Veteran founded and operated, award-winning CT maritime distillery!

You will receive a % bonus share award just for reserving your investment before launch day arrives... and with "no commitment."

At launch you will enjoy a wide range of investment levels to consider, terrific 1420 perks and even more opportunities to increase your bonus ownership shares, so get ready and don't miss out... launch day is coming soon.

VISIT STARTENGINE.COM

SoNo 1420 Award-Winning Brands



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



SONO 1420 America's Maritime Distillery | 19 Day Street, Norwalk, CT 06854

Unsubscribe amber.scinto@sono1420.com

Update Profile | Constant Contact Data Notice

Sent by amber.scinto@sono1420.com



Hello Amber

We are excited to announce that SoNo 1420, our local award-winning, veteran-founded and operated distillery, is finally launching a capital raise with StartEngine.com. This opportunity now allows our friends and community members to invest in our growing success.

Our four spirit lines are highly competitive across major industry growth categories. Soon, we will also introduce **HZE Strawberry Lemonade**, our first **hemp-based THC Ready-to-Drink Cocktail,** expanding our innovative offerings as the first distillery to use milled hemp seed in its whiskey mash bill.

The growth capital will support our direct expansion in Connecticut, new distribution partnerships in NY, MD, DE, DC, RI, and further into New England, as well as our increasing e-commerce presence.

You can find our products locally at Total Wines, Bev Max, Stew Leonards, Rowayton Seafood, 314 Beer Garden, Mohegan Sun, to name a few locations. We are also working with USMA, USNA, USAFA annual alumni reunion classes (28 tot. this year) and the First Responder community, providing the finest engraved decanters of award-winning bourbon in the industry via e-commerce.

Please look out for our **launch email**. When you receive it, click on Invest or visit StartEngine.com to see the range of investment opportunities and terrific perks and rewards available. We appreciate your consideration and support!

Thank you,

Scott, Ted, and the 1420 Team

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



SONO1420

AMERICA'S MARITIME DISTILLERY

is expanding!

Ready to join us?



The time has arrived

Since we first opened our doors nearly 5 years ago, our loyal customers and fans have been asking for a chance to invest in our innovative and award-winning distillery.

Now is your chance to learn about this exciting opportunity with SoNo1420.

Our four high quality, great tasting and award winning spirits brands are positioned to crush it across major industry growth categories!



SONO1420
AMERICA'S MARITIME DISTILLERY

1. 1420 Flagship Maritime Whiskey



Double Gold + Gold Medal Winning
SFWSC
We go the extra mile to Finish at Sea!

2. BLAZE Cinnamon Bourbon



Double Gold Medal Winning+ Best in Class Finalist
SFWSC
Excellent + Highly Recommended, 92 Point Ranking
Wine Enthusiast

3. SoNo Vodkas + RTDs



Excellent + Highly Recommended
93 + 92 Point Rankings
Wine Enthusiast

4. Threesome Ready-to-Mix Cocktails



Excellent + Highly Recommended
91 + 90 Point Rankings
Wine Enthusiast

Come aboard as we set sail – the timing is perfect!

Learn more about our business and growth plans, financials, investor benefits and more, with no obligation, by visiting our pre-launch information and reservation page.

» startengine.com/offering/sono1420



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

SONO 1420

AMERICA'S MARITIME DISTILLERY